UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005017

No Act
PE 12/17/13

January 17, 2014

Act: 1934
Section:
Rule: 14a-8 (OD)
Public
Availability: 1-17-14

Michael Francis
Akerman LLP
michael.francis@akerman.com

Re: Pharma-Bio Serv, Inc.
Incoming letter dated December 17, 2013

Dear Mr. Francis:

This is in response to your letter dated December 17, 2013 concerning the shareholder proposals submitted to Pharma-Bio Serv by Roberto Rodriguez Velez and Chamir Highley Melendez and by Jerome L. Garffer. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Roberto Rodriguez Velez
Chamir Highley Melendez

*** FISMA & OMB Memorandum M-07-16 ***

Jerome L. Garffer
jgarffer@gcapinvestment.com

January 17, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pharma-Bio Serv, Inc.
Incoming letter dated December 17, 2013

The first proposal requests that the board establish a quarterly dividend policy. The second proposal requests that the board immediately adopt and issue a special cash dividend.

We are unable to concur in your view that Pharma-Bio Serv may exclude the proposals under rule 14a-8(i)(1). Accordingly, we do not believe that Pharma-Bio Serv may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Pharma-Bio Serv may exclude either proposal under rule 14a-8(i)(11). Accordingly, we do not believe that Pharma-Bio Serv may omit either proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Akerman

Michael Francis

Akerman LLP
One Southeast Third Avenue
Suite 2500
Miami, FL 33131-1714
Tel: 305.374.5600
Fax: 305.374.5095

December 17, 2013

VIA EMAIL (shareholderproposals@sec.gov)
Division of Corporation Finance
Office of Chief Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Shareholder Proposals Submitted to Pharma-Bio Serv, Inc. by (i) Roberto Rodriguez Velez and Chamir Highley Melendez and (ii) Jerome L. Garffer

Ladies and Gentlemen:

We submit this letter and the enclosed materials on behalf of Pharma-Bio Serv, Inc., a Delaware corporation (the "Company," "we," "us" and "our"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"). As discussed below, the Company received shareholder proposals (the "Proposals") from (i) Roberto Rodriguez Velez and Chamir Highley Melendez, jointly ("Proposal 1"), and (ii) Jerome L. Garffer ("Proposal 2") (collectively, the "Proponents") for inclusion in the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials").

The Company believes the Proposals may be properly excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(1) because the Proposals are improper under Delaware law. We respectfully request confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposals from the 2014 Proxy Materials for the reasons discussed below.

The Company believes that it may have one additional basis to omit at least one of the Proposals from the 2014 Proxy Materials. If the staff of the Division of Corporation Finance (the "Staff") is unable to concur that the Company may exclude the Proposals pursuant to Rule 14a-8(i)(1), the Company requests the concurrence of the Staff that, in the event that the Company includes one of the Proposals in the 2014 Proxy Materials, it will not recommend enforcement action if the Company omits the other Proposal (including both the resolution and the supporting statement) in the 2014 Proxy Materials pursuant to Rule 14a-8(i)(11), because the Proposals are substantially duplicative of each other.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), we have submitted this letter and the related materials to the Commission via e-mail to shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponents as notification of the Company's intention to omit the Proposals from its 2014 Proxy Materials.

The Company currently intends to file its definitive 2014 Proxy Materials with the Commission on or about March 11, 2014.

THE PROPOSALS

Proposal 1 reads as follows:

Shareholder Resolution
The shareholders of PBSV request the Board to establish a quarterly dividend payment policy.

Supporting Statement
In today's era of public uncertainty and concerns over the vicissitudes of global financial markets, shareholders are increasingly demanding a sustainable and tangible return on their investments in publicly-traded companies. A dividend is a strong signal to the investing public of a successful and financially-sound business organization. A dividend rewards an investor for continuing to be a shareholder in flat or declining markets. It also creates a precedent of rewarding shareholders, and sets an expectation of future dividend growth. Furthermore, it is our understanding and belief that PBSV has sufficient cash reserves to (i) accomplish the Stockholder Proposal outlined herein; (ii) continue to fund its internal organic growth objectives; and (iii) pursue external acquisition opportunities; although PBSV has not consummated an external acquisition in more than five (5) years. At this point in time and after more than seven (7) years of public trading in PBSV common stock, PBSV is an established public company with significant cash reserves. Accordingly, the time is right to reward shareholders for their ownership over the past seven (7) years and establish a quarterly cash dividend, which also provides an ongoing investment incentive and increased demand in the ownership of PBSV stock. The Stockholder urges your support for this issue.

The letter submitting Proposal 1 is attached as Exhibit A.

Proposal 2 reads as follows:

Shareholder Resolution: The shareholders of PBSV request the Board of Directors to immediately adopt and issue a special cash dividend.

Supporting Statement: Special dividends generally imply either an exceptionally good financial report for a company or that there is a reason the company is not spending its cash resources. Special dividends are also often reported as one-off items and treated separately from the ordinary dividend. Companies are increasingly paying special dividends on the back of strengthened balance sheets. The recent reporting season further highlighted a relatively strong corporate sector, with many companies either meeting or exceeding expectations. Therefore, many companies are looking to return excess capital to their shareholders. Companies are also responding to greater appetite for income by both retail and institutional investors as more people retire from their jobs. A way of paying out any excess capital to shareholders is by paying special dividends. A special dividend would reward the PBSV shareholders for their continued support for the company since becoming a public company. Furthermore, we believe that PBSV has sufficient cash reserves to (i) declare and issue a special dividend; (ii) continue to fund its internal organic growth objectives; and (iii) pursue external acquisition opportunities; even though PBSV has not consummated an external acquisition in more than five (5) years. Accordingly, now is the time o [sic] reward the shareholders for their ownership over the past seven (7) years with a special cash dividend that provides an ongoing investment incentive and increased demand in the ownership of PBSV stock. I urge your support for this issue.

The letter submitting Proposal 2 is attached as Exhibit B.

BASES FOR EXCLUSION

I. The Proposals may be excluded under Rule 14a-8(i)(1) because the subject matter of the Proposals are not proper for action by shareholders under the laws of Delaware, the jurisdiction of the Company's organization.

Rule 14a-8(i)(1) provides that shareholder proposals which are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization" are excludable. For the reasons set forth below, the Company believes the Proposals are not proper subjects for action by shareholders under Delaware law.

The Proposal would require action that, under state law, falls within the discretion of the Company's Board of Directors.

Section 141(a) of the Delaware General Corporation Law ("DGCL") provides that the "business and affairs of every corporation organized under [the DGCL] shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Significantly, if there is to be any variation from this mandate, it can only be as "otherwise provided in this chapter [of the DGCL] or in [the Company's] certificate of incorporation." The Company's certificate of incorporation does not grant shareholders the authority to manage the Company with respect to any specific matter, including establishing a dividend policy, or any general class of matters. Thus, under the DGCL, the board of directors holds the full and exclusive authority to manage the business and affairs of the Company, including with respect to the Company's dividend policy.

Moreover, Section 170 of the DGCL provides that the board of directors may declare and pay dividends, subject to any restrictions contained in a corporation's certificate of incorporation. There are no provisions in the DGCL or the Company's Restated Certificate of Incorporation that grant stockholders the right to make decisions regarding the declaration of dividends as called for by the Proposals. The Proposals request that the Board take certain actions that are squarely within the Board's discretionary authority under Delaware law. Consequently, as consistently recognized by the Staff, the Proposals are not a proper subject for action by the Company's stockholders and the Company may properly omit the Proposals from its 2014 Proxy Materials under Rule 14a-8(i)(1).

In addition, Delaware courts have stated that the authority to declare and pay dividends lies within the business judgment of the board of directors and that shareholders cannot compel directors to pay dividends absent fraud or gross abuse of discretion by the board of directors. See, e.g., Gabelli & Co. v. Ligget Group, 479 A.2d 276 (Del. 1984) (noting in connection with a shareholder action to compel the declaration and payment of a dividend by the board of directors that "it is settled law in [Delaware] that the declaration and payment of a dividend rests in the discretion of the corporation's board of directors in the exercise of its business judgment"); Leibert v. Grinnell Corp., 194 A.2d 846 (Del. Ch. 1963) (noting in connection with a shareholder action to compel the distribution to stockholders of all earnings received by the corporation from securities it held that the decision of the board of directors not to pay dividends is shielded by the business judgment rule); Treves v. Menzies, 142 A.2d 520 (Del. Ch. 1958) (noting in connection with a shareholder action to compel a corporation to pay accrued and unpaid cumulative dividends on the corporation's preferred stock that "as to when such dividends are to be paid obviously rests in the honest discretion of the directors").

For the foregoing reasons, we believe that the Proposals may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(1) because they are improper under state law.

II. One of the Proposals may be excluded under Rule 14a-8(i)(11) because the Proposals are Substantially Duplicative of each other.

Proposal 1, which the Company received on July 23, 2013, requests the Board to establish a dividend payment policy and Proposal 2, which the Company received on August 16, 2013, more specifically requests the Board to immediately adopt and issue a special cash dividend. Under Rule 14a-8(i)(11), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal submitted to the company by another proponent that will be included in the Company's proxy materials for the same meeting."

The Staff has consistently taken the position in various letters that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). See, e.g., Verizon Communications (Jan. 31, 2001). The test is whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms of breadth or method. See, e.g., UAL Corp. (Max. 11, 1994) (finding that a two-plank proposal for secret shareholder ballots was duplicative of a proposal for secret shareholder ballots that contained two identical planks but also added one limiting exception); Pinnacle West Capital Corp. (Mar. 16, 1993) (finding that a proposal to tie any bonuses to the amount of dividends paid to shareholders was substantially duplicative of a proposal to terminate all bonuses until a dividend of at least $1.00 per share was paid).

In this case the core issue addressed by both Proposal 1 and Proposal 2 is the dividend policy of the Company. The two proposals are in fact virtually identical in substance: they both request that the board of directors establish a dividend payment. Although the applicable timing in the two proposals are slightly different —Proposal 1 would establish a quarterly cash dividend and Proposal 2 would immediately establish a special cash dividend — it is well established that the fact that two proposals addressing the same core issue differ in their extent does not serve to make them non-duplicative. See General Electric Co. (Feb, 9, 1994) (finding that a proposal asking the board of directors to assess the extent to which a subsidiary of the registrant portrayed violence on television in a socially detrimental manner was duplicative of a proposal asking for a similar assessment, in spite of the fact that the excluded proposal requested the board to address a greater number of issues relating to violence than the proposal that was retained).

Similarly, although the two proposals use different methods of implementation — Proposal 2 requests the board of directors to immediately adopt a special cash dividend, while Proposal 1 requests a cash dividend policy — it is well established that the fact that two proposals addressing the same issue differ in their manner of implementation does not serve to make them non-duplicative. See Metromedia International Group, Inc. (Mar, 27, 2001) (finding that a proposal seeking to implement a bylaw allowing shareholders meeting certain eligibility requirements to call a special meeting was substantially duplicative of a proposal requesting the board of directors to adopt a resolution to amend the certificate of incorporation to permit any shareholder to call a special meeting).

The Company notes finally that the Proposals appear to be derived from the same precedent. Both the resolutions and the supporting statements of the two Proposals contain significant blocks of identical language and turns of phrase. For example, the supporting statements of both proposals contain the following passage:

"...PBSV has sufficient cash reserves to...(2) continue to fund its internal organic growth objectives; and (iii) pursue external acquisition opportunities;...PBSV has not consummated an external acquisition in more than five (5) years. Accordingly,...reward shareholders for their ownership over the past seven (7) years and [with/establish] a [quarterly cash dividend/special cash dividend], [which also/that] provides an ongoing investment incentive and increased demand in the ownership of PBSV stock."

The Company believes that the purpose of Rule 14a-8(i)(11) is to prevent undue cluttering of a registrant's proxy materials with duplicative proposals, and the resulting shareholder confusion. In this case, the Company believes that the Proposals (which were received by the Company only a couple of weeks apart) are substantially duplicative of each other and that, if the Company includes one Proposal in the 2014 Proxy Materials, the Company may exclude the other Proposal pursuant to Rule 14a-8(i)(11).

CONCLUSION

For the reasons stated above, we respectfully request that the Staff agree that we may omit the Proposals from our 2014 Proxy Materials. Alternatively, if both Proposals may not be omitted, the Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits one Proposal from the 2014 Proxy Materials provided that the Company includes the other Proposal in the 2014 Proxy Materials.

Should you have any questions or would like additional information regarding the foregoing, please do not hesitate to contact the undersigned at 305-982-5581 or michael.francis@akerman.com.

Sincerely,

Michael Francis
For the Firm

ROBERTO RODRÍGUEZ VÉLEZ
CHAMIR HIGHLEY MELÉNDEZ

*** FISMA & OMB Memorandum M-07-16 ***

July 23, 2013

BY EXPRESS MAIL AND ELECTRONIC MAIL
nplaza@pharmabioserv.com
michael.francis@akerman.com

PRIVATE & CONFIDENTIAL
Ms. Nélida Plaza,
Corporate Secretary
PHARMA-BIO SERV, INC.
Pharma-Bio Serv Building, #6 Road 696
Dorado, PR 00646

Mr. Michael Francis, Esq.
Akerman Senterfitt
One Southeast Third Avenue, 25th Floor
Miami, FL 33131

Re: Stockholder Proposal for 2014 Annual Meeting

Dear Ms. Plaza:

The purpose of this document is to provide written confirmation that (i) on July 23rd, 2013, Roberto Rodríguez Vélez and Chamir Highley Meléndez (hereafter, the "Stockholder") formally submit itsproposal to you on behalf of the Board of Directors (the "Board") of Pharma-Bio Serv, Inc. ("PBSV"), (ii) the Stockholder holds 426,800 shares of PBSV common stock as of May 30, 2013, and (iii) such shares are held of record by Pershing LLC (the Stockholder's brokerage firm).

I hereby formally submit the enclosed Stockholder proposal (see Exhibit A attached) to be included in the proxy statement for PBSV and to be distributed to all shareholders prior to the 2014 Annual Meeting.

The Stockholder has held more than $2,000 in common stock of PBSV for more than one year prior to the submission of this Stockholder proposal on July, 23, 2013 and will continue to maintain ownership of these shares through the date of the PBSV 2014 Annual Meeting. Attached please find a letter from Pershing LLC ithat confirms the Stockholder's ownership of PBSV common stock pursuant to Rule 14a-8(b)(2)(i) under the Exchange Act and the Stockholder's brokerage statement [see Exhibit B attached].

This Stockholder proposal is hereby submitted in accordance with U.S. Securities & Exchange Commission Rule 14a-8, as amended, and its focus is primarily on the PBSV officers' and directors' fiduciary responsibility to maximize shareholders' value, through the adoption and issuance of an annual cash dividend.

The Stockholder will be attending the 2014 PBSV Annual Meeting. In the meantime, the Stockholder is available to meet and discuss this matter prior to such time. Accordingly, please let me know if any additional information or clarification is required.

Sincerely yours,

Roberto Rodríguez Vélez
C Highley

Roberto Rodríguez Vélez
Chamir Highley Meléndez

EXHIBIT A
STOCKHOLDER PROPOSALS

STOCKHOLDER PROPOSAL #1

Shareholder Resolution
The shareholders of PBSV request the Board to establish a quarterly dividend payment policy.

Supporting Statement
In today's era of public uncertainty and concerns over the vicissitudes of global financial markets, shareholders are increasingly demanding a sustainable and tangible return on their investments in publicly-traded companies. A dividend is a strong signal to the investing public of a successful and financially-sound business organization. A dividend rewards an investor for continuing to be a shareholder in flat or declining markets. It also creates a precedent of rewarding shareholders, and sets an expectation of future dividend growth. Furthermore, it is our understanding and belief that PBSV has sufficient cash reserves to (i) accomplish the Stockholder Proposal outlined herein; (ii) continue to fund its internal organic growth objectives; and (iii) pursue external acquisition opportunities; although PBSV has not consummated an external acquisition in more than five (5) years. At this point in time and after more than seven (7) years of public trading in PBSV common stock, PBSV is an established public company with significant cash reserves. Accordingly, the time is right to reward shareholders for their ownership over the past seven (7) years and establish a quarterly cash dividend, which also provides an ongoing investment incentive and increased demand in the ownership of PBSV stock. The Stockholder urges your support for this issue.

EXHIBIT B

PERSHING LLC LETTER PURSUANT TO RULE 14a-8(b)(2)(i) AND STOCKHOLDER'S BROKER STATEMENT AS OF MAY 2013

[See Enclosed Information Following this Page]

[THIS PAGE INTENTIALLY LEFT BLANK]

RD CAPITAL

Accounts carried by Pershing LLC
Member FINRA, SIPC, SIFMA

July 23, 2013

Pharma-Bio Serv, Inc.
Attn: Mrs. Nélida Plaza
#6 Road 696
Dorado, PR 00646

Dear Mrs. Plaza:

In accordance with your request, this letter is hereby provided to certify that as of July 23, 2013, Dr. Roberto Rodríguez Vélez and his wife, Mrs. Chamir Highley Meléndez, jointly own in their account & OMB Memorandum M with RD Capital Group, Inc., the amount of 445,000 shares of PHARMA-BIO SERV INC. common stock, of which 336,206 shares have being held continuously for more than one (1) year from this date.

Should you need any additional information, please do not hesitate to contact the undersigned.

Cordially,
RD CAPITAL GROUP, INC.

Jorge Blum
VP Operations

cc: Michael Francis, Esq.
Akerman Senterfitt
michael.francis@akermam.com

MCS Plaza, Suite 305, 255 Ponce de León Ave., San Juan, PR 00917-1903 • (787) 282-0303 • Fax (787) 282-0356

JEROME L. GARFFER
Mansiones De Vistamar Marina
1126 Calle Marbella
Carolina, PR 00983-1577
(787) 529-4210
jgarffer@gcapinvestment.com

August 16, 2013

BY CERTIFIED MAIL AND ELECTRONIC MAIL
nplaza@pharmabioserv.com

PRIVATE & CONFIDENTIAL
Ms. Nélida Plaza,
Corporate Secretary
PHARMA-BIO SERV, INC.
Pharma-Bio Serv Building, #6 Road 696
Dorado, PR 00646

Re: PBSV Shareholder Proposal - 2014 Annual Meeting

Dear Ms. Plaza:

Please be advised that I, Jerome L. Garffer, as of the date of this shareholder proposal letter (the "Garffer Proposal"), own 45,500 shares of PBSV common stock and my shares are held in street name at my brokerage firm, RD Capital Group, Inc.

Accordingly, I hereby formally submit to the Board of Directors of Pharma-Bio Serv, Inc. ("PBSV") the following information for your immediate consideration and action:

1. My shareholder proposal (see Exhibit 1 attached) to be included in the PBSV proxy statement for all shareholders pursuant to the 2014 Annual Meeting;

2. I have owned more than two thousand ($2,000.00) of PBSV common stock for more than one year prior to my submission of this Garffer Proposal and I will maintain and/or increase my ownership of PBSV common stock by the 2014 Annual Meeting. Attached please find a letter from RD Capital Group, Inc., that confirms the my ownership of PBSV common stock pursuant to Rule 14a-8(b)(2)(i) under the Exchange Act and my brokerage statement (see Exhibit 2 attached);

3. This Garffer Proposal is hereby submitted in accordance with U.S. Securities & Exchange Commission Rule 14a-8, as amended, and requests the Board of Directors to perform their fiduciary responsibility to maximize shareholders' value and therefore, immediately adopt, declare and distribute a special cash dividend to all applicable shareholders.

Thank you in advance for your attention to this important matter.
With kind regards,

Jerome L. Garffer

EXHIBIT 1

Shareholder Resolution:	The shareholders of PBSV request the Board of Directors to immediately adopt and issue a special cash dividend.
Supporting Statement:	Special dividends generally imply either an exceptionally good financial report for a company or that there is a reason the company is not spending its cash resources. Special dividends are also often reported as one-off items and treated separately from the ordinary dividend. Companies are increasingly paying special dividends on the back of strengthened balance sheets. The recent reporting season further highlighted a relatively strong corporate sector, with many companies either meeting or exceeding expectations. Therefore, many companies are looking to return excess capital to their shareholders. Companies are also responding to greater appetite for income by both retail and institutional investors as more people retire from their jobs. A way of paying out any excess capital to shareholders is by paying special dividends. A special dividend would reward the PBSV shareholders for their continued support for the company since becoming a public company. Furthermore, we believe that PBSV has sufficient cash reserves to (i) declare and issue a special dividend; (ii) continue to fund its internal organic growth objectives; and (iii) pursue external acquisition opportunities; even though PBSV has not consummated an external acquisition in more than five (5) years. Accordingly, now is the time o reward the shareholders for their ownership over the past seven (7) years with a special cash dividend that provides an ongoing investment incentive and increased demand in the ownership of PBSV stock. I urge your support for this issue.

EXHIBIT 2

RD CAPITAL GROUP, INC. LETTER PURSUANT TO RULE 14a-8(b)(2)(i) AND MONTHLY STATEMENT - JULY 2013

[PLEASE SEE THE ENCLOSED INFORMATION]

RD CAPITAL

Accounts carried by Pershing LLC
Member FINRA, SIPC, SIFMA

August 16, 2013

Pharma-Bio Serv, Inc.
Attn: Mrs. Nélida Plaza
#6 Road 696
Dorado, PR 00646

Dear Mrs. Plaza:

In accordance with your request, this letter is hereby provided to certify that as of July 31, 2013, Mr. Jerome L. Garffer own on his account *** FISMA & OMB Memorandum M-07-16 *** with RD Capital Group, Inc., the amount of 45,500 shares of PHARMA-BIO SERV INC. common stock, of which 6,850 shares have being held continuously for more than one (1) year from this date.

Should you need any additional information, please do not hesitate to contact the undersigned.

Cordially,
RD CAPITAL GROUP, INC.

Jorge Blum
VP Operations

MCS Plaza, Suite 305, 255 Ponce de León Ave., San Juan, PR 00917-1903 • (787) 282-0303 • Fax (787) 282-0356

Pages 19 through 27 redacted for the following reasons:

*** FISMA & OMB Memorandum M-07-16 ***